EXHIBIT 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated March 13, 2008 accompanying the consolidated financial statements of Advanced Technology Systems, Inc. and Subsidiaries, as of January 15, 2007 and October 31, 2006 and for the period November 1, 2006 through January 15, 2007 and each of the two years in the period ended October 31, 2006, which accompany the consolidated financial statements of ATS Corporation for the year ended December 31, 2007 appearing in the Company’s Annual Report filed on Form 10-K which are incorporated by reference in this Registration Statement.  We consent to the incorporation by reference in the Registration Statement of the aforementioned report and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON LLP

McLean, Virginia

April 4, 2008